Exhibit 99.1
Unaudited interim condensed
consolidated financial statements
of Orion Engineered Carbons S.A., Luxembourg,
as at September 30, 2018

Interim condensed consolidated income statements of
Orion Engineered Carbons S.A. for the three and nine months ended September 30, 2018 and 2017 - unaudited

		Three Months Ended Sep 30, 2018	Three Months Ended Sep 30, 2017	Nine Months Ended Sep 30, 2018	Nine Months Ended Sep 30, 2017
	Note	In USD k	In USD k	In USD k	In USD k
Revenue	3	393,954	334,936	1,192,239	988,614
Cost of sales		(284,798)	(239,879)	(857,907)	(705,140)

Gross profit	3	109,156	95,057	334,332	283,474

Selling expenses		(36,327)	(33,665)	(109,927)	(97,115)
Research and development costs		(4,872)	(4,655)	(14,577)	(13,299)
General and administrative expenses		(22,140)	(18,795)	(61,609)	(57,141)
Other operating income	4	264	669	723	2,943
Other operating expenses	4	(3,333)	(4,298)	(6,889)	(8,588)

Restructuring income	4	—	—	40,253	—
Restructuring expenses	4	(905)	(952)	(12,673)	(1,674)
Restructuring income/(expenses), net	4	(905)	(952)	27,580	(1,674)

Operating result (EBIT)		41,843	33,361	169,633	108,600

Finance income	4	13,273	12,263	25,733	33,131
Finance costs	4	(18,956)	(22,190)	(48,858)	(64,330)
Share of profit or loss of joint ventures		160	142	453	404

Financial result		(5,523)	(9,785)	(22,672)	(30,795)

Profit before income taxes		36,320	23,576	146,961	77,805

Income taxes	8	(12,169)	(8,436)	(45,891)	(27,422)

Profit for the period		24,151	15,140	101,070	50,383

Earnings per Share ($ per share), basic		0.40	0.26	1.70	0.85
Weighted average number of ordinary shares (in thousands)		59,722	59,320	59,545	59,320
Earnings per Share ($ per share), diluted		0.40	0.25	1.66	0.83
Weighted average number of diluted ordinary shares (in thousands)		60,867	60,460	60,875	60,462

Interim condensed consolidated statements of comprehensive income of
Orion Engineered Carbons S.A. for the three and nine months ended September 30, 2018 and 2017 – unaudited

	Three Months Ended Sep 30, 2018	Three Months Ended Sep 30, 2017	Nine Months Ended Sep 30, 2018	Nine Months Ended Sep 30, 2017
	In USD k	In USD k	In USD k	In USD k

Profit for the period	24,151	15,140	101,070	50,383

Exchange differences on translation of foreign operations
Change in unrealized gains/(losses)	(722)	(6,551)	(13,271)	(13,756)
Income tax effects	(308)	227	(1,180)	94

Unrealized net gains/(losses) on net investments in a foreign operation
Change in unrealized gains/(losses)	—	5,609	(12)	18,523
Income tax effects	—	(1,656)	4	(5,830)

Unrealized net gains/(losses) on cash flow hedges
Change in unrealized gains/(losses)	1,584	389	(763)	(626)
Income tax effects	(388)	(85)	402	138

Net other comprehensive income to be reclassified to profit or loss in subsequent periods	166	(2,067)	(14,820)	(1,457)

Actuarial gains (losses) on defined benefit plans
Change in unrealized gains/(losses)	501	(1,783)	708	(2,616)
Income tax effects	(161)	590	(215)	873

Net other comprehensive income not to be reclassified to profit or loss in subsequent periods	340	(1,193)	493	(1,743)

Other comprehensive income, net of tax	506	(3,260)	(14,327)	(3,200)

Total comprehensive income, net of tax all attributable to equity holders of the parent	24,657	11,880	86,743	47,183

Interim condensed consolidated statements of financial position of
Orion Engineered Carbons S.A. as at September 30, 2018 and December 31, 2017 – unaudited

		Sep 30, 2018	Dec 31, 2017
A S S E T S	Note	In USD k	In USD k
Non-current assets
Goodwill		56,157	58,180
Other intangible assets		55,967	70,722
Property, plant and equipment		431,045	462,129
Investment in joint ventures		5,251	5,585
Other financial assets	7	3,082	3,564
Other assets		3,215	3,883
Deferred tax assets	8	53,052	43,546
		607,769	647,609
Current assets
Inventories	6	203,374	159,334
Trade receivables		289,135	234,273
Other financial assets	7	9,192	3,890
Other assets		31,680	35,038
Income tax receivables	8	14,122	16,377
Cash and cash equivalents		55,183	72,284
		602,686	521,196
		1,210,455	1,168,805

		Sep 30, 2018	Dec 31, 2017
E Q U I T Y A N D L I A B I L I T I E S	Note	In USD k	In USD k
Equity
Subscribed capital		84,254	83,770
Treasury shares	5	(3,757)	(3,773)
Reserves		(34,499)	(55,403)
Profit for the period	3	101,070	75,262
		147,068	99,856
Non-current liabilities
Pension provisions		64,170	65,390
Other provisions		10,868	13,344
Financial liabilities	7	658,745	680,699
Other liabilities		11	6
Deferred tax liabilities	8	34,178	25,121
		767,972	784,560
Current liabilities
Other provisions		57,632	59,471
Trade payables		167,888	169,624
Other financial liabilities	7	9,192	7,013
Income tax liabilities	8	36,841	15,539
Other liabilities		23,862	32,742
		295,415	284,389
		1,210,455	1,168,805

Interim condensed consolidated statements of cash flows of
Orion Engineered Carbons S.A. for the three and nine months ended September 30, 2018 and 2017 – unaudited

		Three Months Ended Sep 30, 2018	Three Months Ended Sep 30, 2017	Nine Months Ended Sep 30, 2018	Nine Months Ended Sep 30, 2017
	Note	In USD k	In USD k	In USD k	In USD k
Profit for the period	3	24,151	15,140	101,070	50,383

Income taxes	8	12,169	8,436	45,891	27,422

Profit before income taxes		36,320	23,576	146,961	77,805

Depreciation and amortization of intangible assets and property, plant and equipment		22,804	23,924	71,833	70,201
Share based incentive compensation		3,552	3,110	9,505	6,319
Gain on sale of property, plant and equipment		—	—	(40,253)	—
Other non-cash expenses/(income)		322	515	25	727
(Increase)/decrease in trade receivables		(14,102)	3,651	(67,141)	(16,848)
(Increase)/decrease in inventories	6	(28,664)	6,542	(50,438)	(9,113)
(Decrease)/increase in trade payables		5,078	(22,083)	17,630	(10,647)
(Decrease)/increase in provisions		340	3,970	(2,839)	(17,590)
Increase/(decrease) in other assets and liabilities that cannot be allocated to investing or financing activities		11,295	(5,342)	2,457	(4,760)
Finance income	4	(13,273)	(12,263)	(25,733)	(33,131)
Finance costs	4	18,956	22,190	48,858	64,330
Cash paid for income taxes		(12,307)	(5,621)	(29,176)	(18,009)
Other cash paid		—	—	(4,741)	—

Cash flows from operating activities		30,321	42,169	76,948	109,284

Cash received from disposal of property, plant and equipment		—	—	64,672	—
Cash paid for the acquisition of intangible assets and property, plant and equipment		(22,383)	(19,858)	(82,253)	(56,316)

Cash flows from investing activities		(22,383)	(19,858)	(17,581)	(56,316)

Repayments of term loan liabilities		(2,067)	(2,084)	(6,255)	(26,786)
Cash inflows related to other financial liabilities		7,401	9,599	14,861	20,385
Cash outflows related to other financial liabilities		(14,072)	(4,901)	(26,370)	(11,532)
Interest and similar expenses paid		(10,114)	(7,604)	(33,711)	(25,342)
Interest and similar income received		5,509	4,340	14,241	8,768
Dividends paid to shareholders		(11,945)	(11,905)	(35,753)	(33,860)

Cash flows from financing activities		(25,288)	(12,555)	(72,987)	(68,367)

Change in cash		(17,350)	9,756	(13,620)	(15,399)

Change in cash resulting from exchange rate differences		(920)	677	(3,481)	3,327
Cash and cash equivalents at the beginning of the period		73,453	55,401	72,284	77,906

Cash and cash equivalents at the end of the period		55,183	65,834	55,183	65,834

Interim condensed consolidated statements of changes in equity of
Orion Engineered Carbons S.A. for the nine months ended September 30, 2018 and 2017 – unaudited

	Subscribed capital		Treasury shares	Capital reserves	Translation reserve	Cash flow hedge reserve	Reserve for hedges of a net investment in foreign operation	Reserve for actuarial gains (losses) on defined benefit plans	Note (2) IFRS 9	Total equity
	Number of common shares	Amount							Retained Earnings
		In USD k	In USD k	In USD k	In USD k	In USD k	In USD k	In USD k	In USD k	In USD k
As at Jan 1, 2017	59,320,214	83,770	(3,773)	139,399	4,237	793	(16,055)	(21,006)	(131,622)	55,743
Profit for the period	—	—	—	—	—	—	—	—	50,383	50,383
Other comprehensive income, net of tax	—	—	—	—	(13,662)	(488)	12,693	(1,743)	—	(3,200)
Total comprehensive income, net of tax	—	—	—	—	(13,662)	(488)	12,693	(1,743)	50,383	47,183
Dividends paid	—	—	—	(33,860)	—	—	—	—	—	(33,860)
Share based payments	—	—	—	6,319	—	—	—	—	—	6,319
As at Sep 30, 2017	59,320,214	83,770	(3,773)	111,858	(9,425)	305	(3,362)	(22,749)	(81,239)	75,385

As at Jan 1, 2018	59,320,214	83,770	(3,773)	102,529	(1,312)	(314)	(1,486)	(23,198)	(64,902)	91,314
Profit for the period	—	—	—	—	—	—	—	—	101,070	101,070
Other comprehensive income, net of tax	—	—	—	—	(14,341)	(361)	(118)	493	—	(14,327)
Total comprehensive income, net of tax	—	—	—	—	(14,341)	(361)	(118)	493	101,070	86,743
Dividends paid	—	—	—	(35,753)	—	—	—	—	—	(35,753)
Share-based payments	401,737	484	16	4,264	—	—	—	—	—	4,764
As at Sep 30, 2018	59,721,951	84,254	(3,757)	71,040	(15,653)	(675)	(1,604)	(22,705)	36,168	147,068

Notes to the unaudited interim condensed consolidated financial statements of Orion Engineered Carbons S.A., Luxembourg, as at September 30, 2018

1.	Organization and principal activities
Orion Engineered Carbons S.A. (“Orion” or the "Company") is entered in the commercial register of Luxembourg under no. B 160558; the Company’s registered office is in Luxembourg; its business address is 6, Route de Trèves, L-2633 Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg.
Orion’s unaudited interim condensed consolidated financial statements comprise Orion and its subsidiaries (the “Orion Group” or the “Group”). Orion was incorporated on April 13, 2011. Orion’s fiscal year is the calendar year.
Orion Group is a leading global manufacturer of carbon black products and is based in Luxembourg. Carbon black is a powdered form of carbon that is used to create the desired physical, electrical and optical qualities of various materials. Carbon black products are primarily used as consumables and additives for the production of polymers, printing inks and coatings (“Specialty Carbon Black” or “Specialties”) and in the reinforcement of rubber polymers (“Rubber Carbon Black” or “Rubber”).
Specialty Carbon Black are high-tech materials which are mainly used for polymers, printing systems and coatings applications. The various production processes result in a wide range of different Specialty Carbon Black pigment grades with respect to their primary particle size, structure and surface area/surface chemistry. These parameters affect jetness, tinting strength, undertone, dispersibility, oil absorption, electrical conductivity and other characteristics.
The types of Rubber Carbon Black used in the rubber industry are manufactured according to strict specifications and quality standards. Structure and specific surface area are the key factors in optimizing reinforcement properties in rubber polymers.
As at September 30, 2018, the Orion Group operates 12 wholly owned production facilities in Europe, North and South America, Asia and South Africa and three sales companies. Another ten holding companies and two service companies, as well as two former operating entities in Portugal and France (currently in dissolution), are consolidated in the Orion Group. In June 2018, production ceased at the Bupyeong plant in South Korea and was consolidated into the second production plant in South Korea located in Yeosu. Additionally, the Group operates a joint venture with one production facility in Germany.
Orion’s global presence enables it to supply Specialty Carbon Black customers as well as international customers in the tire and rubber industry with the full range of carbon black grades and particle sizes. Sales activities are supported by sales and representative offices all around the globe. Integrated sales activities with key account managers and customer services are carried out in the United States, Brazil, South Korea, Germany and China.
The Group’s unaudited interim condensed consolidated financial statements were authorized for issue by management on November 1, 2018.

2.	Basis of preparation of the interim condensed consolidated financial statements
Basis of preparation
The unaudited interim condensed consolidated financial statements as at and for the nine months ended September 30, 2018 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Due to the change in the Group's presentation currency from euros to US dollars effective as of January 1, 2018 these unaudited interim condensed consolidated financial statements are prepared in US dollars, the new presentation currency of the Group.

A change in presentation currency is a change in accounting policy which is accounted for retrospectively. Therefore, comparative information for periods prior to January 1, 2018 included in these unaudited interim condensed consolidated financial statements have been restated into US dollars. Historical financial information included in the Group’s Annual Report on Form 20-F, filed with the U.S. Security and Exchange Commission on February 23, 2018, for the year ended December 31, 2017 previously reported in euro was the basis for restatement of historical information into US dollars using the procedures outlined below:

–	assets and liabilities denominated in non-US dollar currencies were translated into US dollars at the closing rates of exchange on the relevant balance sheet dates;

–	non-US dollar income and expenditure were translated at the average rates of exchange prevailing for the relevant periods;

–
the cumulative equity and translation reserves were nil at April 13, 2011, the date of incorporation of Orion, and these reserves have been restated as if the Group has reported in US dollars since that date. Share capital, share premium and the other reserves were translated at the historic rates prevailing at April 13, 2011, and subsequent rates prevailing on the date of each transaction;

–	all restated amounts were extracted from the Group’s underlying financial records at applicable historical exchange rates.
All International Financial Reporting Standards ("IFRSs"), interpretations (IFRICs, SICs) originated by the IFRS Interpretations Committee applicable for the period ended September 30, 2018 have been applied.
The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2017.
The unaudited interim condensed consolidated financial statements are prepared in US dollars, the presentation currency of the Orion Group. Except where stated otherwise, all figures are presented in thousands of US dollars (USD k) for the sake of clarity. Due to rounding, numbers presented throughout the tables and notes herein may not add up precisely to the totals presented and percentages may not precisely reflect the absolute figures.
First-time adoption of accounting standards
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are – with the exception of IFRS 9 and IFRS 15 – consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2017. The following amendments to IFRS were adopted on January 1, 2018:

•	IFRS 9 Financial instruments
IFRS 9 issued on July 24, 2014 replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 determines requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The latest issued version supersedes all previous versions. IFRS 9 became effective as of January 1, 2018.
The adoption of IFRS 9 had an effect on the measurement of certain of the Group’s financial instruments while it had no material impact on the hedge accounting models used by the Group.
The impact from the new impairment approach outlined in section 5.4 of IFRS 9 and the required initial recognition of a loss allowance at an amount equal to lifetime expected credit losses for trade receivables did not result in a transition adjustment on retained earnings as of January 1, 2018, as other previously recorded specific allowances are now covered under the new IFRS 9 allowance approach for expected credit losses.
In July 2017 the IASB clarified the accounting treatment for modification of financial liabilities under IFRS 9. A modification gain or loss is required to be calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate. Such modification gain or loss is recognized in the income statement in the period of modification, and the modified cash flows are then amortized using the new effective interest rate.

The Company has entered into various modifications of its term loan liabilities in the fiscal years 2016 and 2017 while it recorded gains or losses of such modifications over the remaining terms of the respective modifications as permitted under IAS 39. Such modification amounts would have been recorded as immediate gain or loss at each modification date if the Company would have already applied IFRS 9.
IFRS 9 is generally required to be applied retrospectively; however the recognition of a modification gain or loss for historic modifications made to financial liabilities outstanding on the adoption date is recorded as an accumulative catch-up adjustment in retained earnings on the adoption date. The cumulative effect of the modification adjustments amounted to a loss of USD 8,542k net of taxes and is reflected in the retained earnings as of January 1, 2018.

•	IFRS 15 Revenue from contracts with customers
The IASB issued IFRS 15 on May 28, 2014. IFRS 15 intends to combine and harmonize the revenue recognition methods issued in several standards and interpretations. IFRS 15 also determines the time and extent of revenue recognition. IFRS 15 replaces IAS 18 Revenue, IAS 11 Construction Contracts, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue-Barter Transactions. The Company has completed a group wide review of all material contracts with customers. The changes had no impact on the Company's revenue recognition. Performance obligations are almost entirely the transfer of goods. In a limited number of cases the service to ship goods to the Company's customers may qualify as a separate performance obligation while the price of such ancillary services are deemed to be immaterial and the realization of such services usually occurs at same point of time as the transfer of the main performance obligation. As the changes have no impact on revenue recognition there was no cumulative catch up adjustment recorded in retained earnings under the modified retrospective approach of adoption that is now applied.
Accounting standards issued but not yet effective
The IASB has issued accounting standards which were not yet effective in the current fiscal year. Any new accounting standards which are relevant for the Group’s consolidated financial statements will be adopted when they become effective.
The following relevant pronouncements by the IASB and IFRSIC were not effective as at the reporting date on September 30, 2018 and were not applied by the Group:

•	IFRS 16 Leases
In January 2016, the IASB issued the new standard IFRS 16 “Leases”, which supersedes the existing lease accounting according to IAS 17. The existing concept of operating and finance leases will be replaced and most leases will be recognized in the statement of financial position. IFRS 16 will be effective as of January 1, 2019.
The Group has operating lease contracts as well as very limited finance leases and the new standard will have an impact on Group accounting policies, procedures as well as financial statements and our key performance indicators. The Group has started to analyze the impact of IFRS 16. Refer to note (9.5) Contingent liabilities and other financial obligations in the last annual financial statements for fiscal year 2017 for details of our current lease obligations on an undiscounted basis totaling to $33.3 million. While the Group has not finalized its assessment, according to the provisions of the Standard, the right–to-use leased assets that do not meet the exemption criteria will increase property, plant and equipment and will result in the recognition of a corresponding lease obligation based on the existing contracts at the transition date. The exemption criteria will be applicable in rare cases. In 2017 the Group recorded $9.7 million as operating lease expenses. The Group estimates that a comparable amount of expenses will in the future be recorded as amortization and to a certain amount as finance expenses.

3.	Segment information
Operating segments
The Group’s business is organized by product for corporate management purposes and has the following two operating segments: “Rubber” and “Specialties”.
The performance of the operating segments is assessed by reference to Adjusted EBITDA (as defined below), which is the segment's measure of profit or loss. Group financing (including finance costs and finance income), adjustment items and income taxes are managed on a Group basis and are not allocated to the operating segments.

Segment reconciliation for the three months ended September 30, 2018 and 2017:

	In USD k			In USD k
	For the Three Months Ended Sep 30,			For the Three Months Ended Sep 30,
	2018			2017
	Rubber	Specialties	Total segments	Rubber	Specialties	Total segments
Revenue	259,800	134,154	393,954	209,873	125,063	334,936
Cost of sales	(198,851)	(85,947)	(284,798)	(166,901)	(72,978)	(239,879)
Gross profit	60,949	48,207	109,156	42,972	52,085	95,057
Adjusted EBITDA	37,886	34,671	72,557	23,745	40,341	64,086
Adjusted EBITDA Margin	14.6%	25.8%	18.4%	11.3%	32.2%	19.1%
Depreciation amortization and impairment of intangible assets and property, plant and equipment	(13,482)	(9,322)	(22,804)	(14,621)	(9,303)	(23,924)
Share of profit of joint venture	(160)	—	(160)	(142)	—	(142)
Adjustment items			(7,750)			(6,659)
EBIT			41,843			33,361
Segment reconciliation for the nine months ended September 30, 2018 and 2017:

	In USD k			In USD k
	For the Nine Months Ended Sep 30,			For the Nine Months Ended Sep 30,
	2018			2017
	Rubber	Specialties	Total segments	Rubber	Specialties	Total segments
Revenue	773,743	418,496	1,192,239	625,128	363,486	988,614
Cost of sales	(599,649)	(258,258)	(857,907)	(489,728)	(215,412)	(705,140)
Gross profit	174,094	160,238	334,332	135,400	148,074	283,474
Adjusted EBITDA	109,465	120,232	229,697	78,090	112,953	191,043
Adjusted EBITDA Margin	14.1%	28.7%	19.3%	12.5%	31.0%	19.3%
Depreciation amortization and impairment of intangible assets and property, plant and equipment	(42,856)	(28,977)	(71,833)	(43,392)	(26,809)	(70,201)
Share of profit of joint venture	(453)	—	(453)	(404)	—	(404)
Adjustment items			12,222			(11,838)
EBIT			169,633			108,600

Definition of “Adjusted EBITDA”
“EBIT” (operating result) is defined as profit or loss for the period before income taxes and finance income and finance costs. “EBITDA” is defined as EBIT before depreciation, amortization and impairment losses. For management reporting purposes and as defined in the credit agreement governing our term loans “Adjusted EBITDA” is defined as EBITDA adjusted for acquisition related expenses, restructuring expenses, consulting fees related to Group strategy, share of profit or loss of joint venture and certain other adjustments. The Company believes that each of these items has less bearing on the performance of its underlying core business. “Adjusted EBITDA” is the management’s measure of the segment result.

Adjusted EBITDA is reconciled to profit or loss as follows:

Reconciliation of profit or loss	In USD k		In USD k
	For the Three Months Ended Sep 30,		For the Nine Months Ended Sep 30,
	2018	2017	2018	2017
Profit for the period	24,151	15,140	101,070	50,383
Add back income taxes	12,169	8,436	45,891	27,422
Profit before income taxes	36,320	23,576	146,961	77,805
Add back finance costs	18,956	22,190	48,858	64,330
Add back share of profit of joint ventures	(160)	(142)	(453)	(404)
Add back other finance income	(13,273)	(12,263)	(25,733)	(33,131)
Earnings before taxes and finance income/costs (operating result (EBIT))	41,843	33,361	169,633	108,600
Add back depreciation, amortization and impairment of intangible assets and property, plant and equipment	22,804	23,924	71,833	70,201
EBITDA	64,647	57,285	241,466	178,801
Add back share of profit of joint venture	160	142	453	404
Add back restructuring (income)/expenses, net (1)	905	952	(27,580)	1,674
Add back consulting fees related to Group strategy (2)	2,016	1,100	3,051	2,149
Add back long term incentive plan	3,552	3,110	9,505	6,319
Add back other adjustments (3)	1,277	1,497	2,802	1,696
Adjusted EBITDA	72,557	64,086	229,697	191,043
(1) Restructuring income or expenses are related to further actions undertaken to realign our worldwide Rubber footprint and reflects in particular the proceeds of the land sale in South Korea exceeding the associated cessation costs in the nine months ended September 30, 2018.
(2) Consulting fees related to external consulting for establishing and executing Group strategies relating to Rubber footprint realignment, conversion to US dollar and US GAAP, as well as costs relating to our assessment of feasibility for inclusion in certain US indices.
(3) Other adjustments in the three months ended September 30, 2018 related in particular to EPA related costs of USD 0.6 million. Other adjustments in the nine months ended September 30, 2018 related in particular to license fees required for certain innovative technologies to meet the EPA requirements of USD 1.1 million and other EPA related costs of USD 1.1 million. Other adjustments in the three months ended September 30, 2017 include costs related to hurricane Harvey flooding in our Kingwood, Texas office and Orange, Texas plant of USD 0.9 million and costs in association with our EPA enforcement action of USD 0.5 million. Other adjustments in the nine months ended September 30, 2017 include costs of USD 1.8 million in connection with our EPA enforcement action and hurricane Harvey flooding in our Kingwood, Texas office and Orange, Texas plant of USD 0.9 million, partially offset by a reimbursement following a successful objection against reassessed real estate transfer taxes in Germany of USD 1.5 million.

Geographic information by legal entity

Revenues	In USD k		In USD k
	For the Three Months Ended Sep 30,		For the Nine Months Ended Sep 30,
	2018	2017	2018	2017
Germany	155,138	133,077	480,112	394,952
United States	104,027	83,042	300,932	249,449
South Korea	62,871	62,135	208,929	180,337
Brazil	25,191	20,249	68,456	59,345
China	19,939	16,370	58,425	42,203
South Africa	15,106	12,163	43,731	36,095
Other	8,568	5,255	19,124	17,751
Rest of Europe*	3,114	2,645	12,530	8,482
Total	393,954	334,936	1,192,239	988,614

*	Country of domicile of the Group (Luxembourg) USD nil

Goodwill, intangible assets, property, plant and equipment	In USD k	In USD k
	As at Sep 30,	As at Dec 31,
	2018	2017
Germany	128,034	145,837
Sweden	83,732	80,974
Italy	71,997	72,980
Poland	48,347	49,933
Rest of Europe	4,282	4,443
Subtotal Europe	336,392	354,167

United States	72,281	70,530
South Korea	85,592	109,905
South Africa	29,319	32,007
Brazil	8,982	13,661
China	10,581	10,733
Other	22	28
Total	543,169	591,031

4.	Other operating income, other operating expenses, restructuring income and expenses, financial result
Other operating income decreased by USD 2,220k from USD 2,943k for the nine months ended September 30, 2017 to USD 723k for the nine months ended September 30, 2018. Other operating income for the nine months ended September 30, 2017 mainly comprised of USD 1,432k reimbursement of property tax paid.
Other operating expenses decreased by USD 1,699k from USD 8,588k for the nine months ended September 30, 2017 to USD 6,889k for the nine months ended September 30, 2018. Other operating expenses for the nine months ended September 30, 2018 mainly include consulting fees of USD 3,051k and other items that have less bearing on the performance of the underlying core business of USD 2,802k compared to USD 2,149k and USD 1,696k, respectively, in the nine months ended September 30, 2017 – for further details please see Note 3 (Segment information). Other operating expenses for the nine months ended September 30, 2018 included allowances on trade receivables of USD 200k, compared to USD 629k in the nine months ended September 30, 2017.
The restructuring of the South Korean footprint concluded in the second quarter of 2018 resulting in cessation of production at the Bupyeong plant and the sale of the land to a third party. Restructuring income reflects the proceeds of the land sale less the remaining book value of the land. Restructuring expenses comprise required costs for land restoration of USD 4,021k and cost to consolidate the two South Korean production sites into one remaining site, including in particular personnel related termination costs of USD 4,363k incurred in the first six months of 2018 and certain additional expenses incurred after the closing of USD

905k in the three months ended September 30, 2018. For the nine months ended September 30, 2018 net restructuring income amounted to USD 27,580k as compared to expenses of USD 1,674k for the nine months ended September 30, 2017 related in particular to costs to consolidate the production sites.
Financial result includes finance income, finance costs and share of profit or loss of joint ventures. Financial result decreased by USD 8,123k from USD 30,795k net finance expenses for the nine months ended September 30, 2017 to USD 22,672k net finance expenses for the nine months ended September 30, 2018. Total net foreign currency revaluation losses recorded in the finance result amounted to USD 1,850k for the nine months ended September 30, 2018 compared to a loss of USD 3,871k for the nine months ended September 30, 2017. Interest related to the term loans amounted to USD 16,730k for the nine months ended September 30, 2018 compared to USD 17,918k for the nine months ended September 30, 2017.
The table below presents a breakdown of financial result for the nine months ended September 30, 2018 and 2017:

Financial Result	In USD k
	For the Nine Months Ended Sep 30,
	2018	2017
Interest expense on term loans	(16,730)	(17,918)
Amortization of transaction costs	(2,310)	(2,506)
Commitment bank charge	(1,264)	(630)
Interest income	2,857	1,018
Interest on non-current provisions	(1,545)	(1,419)
Other interest expense, net	(2,268)	(5,436)
Total net interest expenses	(21,260)	(26,891)
Gains from foreign currency revaluation	22,876	32,113
Losses from foreign currency revaluation	(24,726)	(35,984)
Net foreign currency revaluation impact	(1,850)	(3,871)
Bank guarantee expense	(15)	(437)
Share of profit of joint ventures	453	404
Financial Result	(22,672)	(30,795)
5.     Share-based payments
On July 31, 2015 the Company established the Long Term Incentive Plan ("LTIP") providing for the grant of performance share units (“PSUs”) to employees and officers selected by the Compensation Committee of the Board of Directors (the “Compensation Committee”). PSU awards are earned based on achievement against one or more performance metrics established by the Compensation Committee in respect of a specified performance period. Earned PSUs range from zero to a specified maximum percentage of a participant's target award based on the performance of applicable performance metrics, and are also subject to vesting terms based on continued employment. The first performance period was settled at the beginning of the second quarter of 2018, with PSUs earned based on achievement of EBITDA metrics established by the Compensation Committee and total shareholder return relative to a peer group. The first vesting period ended March 31, 2018 (the “2015 Plan”) and earned and vested PSUs settled in one common share of the Company per vested PSU – issued to participants on April 30, 2018, except for certain PSUs settled in cash at fair market value to cover wage taxes or as substitute for share transfer restrictions. On August 2, 2016 the Compensation Committee established a consecutive LTIP (the "2016 Plan") having consistent terms with those of the 2015 Plan. On July 31, 2017 the Compensation Committee established a consecutive LTIP (the "2017 Plan"). On July 12, 2018 the Compensation Committee established a consecutive LTIP (the "2018 Plan"). All PSUs are granted under, and are subject to the terms and conditions of, the Company’s 2014 Incentive Compensation Plan, and do not increase the number of shares previously reserved for issuance under that plan. The following table details the costs charged to the income statement with respect to the 2015 Plan, 2016 Plan, 2017 Plan and 2018 Plan and equity incentive awards we issued to members of the Board of Directors of the Company, which unlike the LTIPs previously described, vested immediately.

	USD k
	For the Nine Months Ended Sep 30,
	2018	2017
Expense arising from equity-settled share based payment transactions (2015 Plan)	777	2,324
Expense arising from equity-settled share based payment transactions (2016 Plan)	3,326	3,102
Expense arising from equity-settled share based payment transactions (2017 Plan)	3,524	893
Expenses arising form equity-settled share based 2018 incentive	563	—
Expense arising from equity-settled share based payment transactions (2018 Plan)	1,315	—
Total expenses	9,505	6,319
The following table illustrates the number of, and movements in, performance share units ("PSUs") during the period.

	2015 Plan		2016 Plan		2017 Plan		2018 Plan		Total
	Number of PSUs		Number of PSUs		Number of PSUs		Number of PSUs		Number of PSUs
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Outstanding at January 1,	452,816	454,959	686,038	690,279	472,040	—	—	—	1,610,894	1,145,238
Granted during the period	—	—	113	—	830	473,646	449,783	—	450,726	473,646
Forfeited during the period	(5,694)	(1,515)	(8,544)	(4,241)	(5,521)	—	—	—	(19,759)	(5,756)
Vested during the period	(447,122)	—	—	—	—	—	—	—	(447,122)	—
Outstanding at September 30,	—	453,444	677,607	686,038	467,349	473,646	449,783	—	1,594,739	1,613,128
The Company created and registered 400,453 new shares on April 30, 2018 of which 380,436 shares were used to settle the 2015 Plan. The remaining new shares plus 1,284 treasury shares were granted to our Board of Directors as a 2018 incentive. The fair value of the PSUs settled on April 30, 2018 amounted to USD 26.80 per PSU. The remaining portion of PSUs vested on March 31, 2018 was settled in cash at fair market value to cover employee wage tax obligations, or in very limited cases, as a substitute where share settlement was impeded. All obligations of the Company arising from the 2015 Plan were fulfilled through settlement during the reporting period and settlement is reflected in the consolidated statement of changes in equity of the Company.
The following table lists the inputs to the model used for the grant date fair values of the 2015 Plan, 2016 Plan, 2017 Plan and 2018 Plan.

	2015 Plan	2016 Plan	2017 Plan	2018 Plan
Dividend Yield (%)	2.14%	2.23%	1.88%	1.94%
Expected Volatility OEC (%)	25.16%	32.07%	33.77%	30.22%
Expected Volatility Peer Group (%)	13.90%	18.12%	17.30%	20.09%
Correlation	0.5234	0.4952	0.4574	0.3659
Risk-free interest rate (%)	0.90%	0.76%	1.45%	1.46%
Model used	Monte Carlo	Monte Carlo	Monte Carlo	Monte Carlo
Weighted average fair value of PSUs granted in USD	17.41	17.21	24.89	39.24

6.    Inventories
The impairment allowance as of September 30, 2018 and September 30, 2017, amounted to USD 5,012k and USD 5,027k, respectively, and developed as follows:

	In USD k
	2018	2017
As at January 1,	1,717	4,436
Currency translation	(60)	535
Addition	3,788	3,308
Utilization	(252)	(2,494)
Release	(181)	(758)
As at September 30,	5,012	5,027

7.	Financial assets and liabilities
The table below presents fair values and the allocation of the fair value measurements to the hierarchy levels as at September 30, 2018 and December 31, 2017.

	In USD k as at
	Sep 30, 2018			Dec 31, 2017
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets measured at fair value
Receivables from derivatives	—	6,826	—	—	3,554	—
Financial liabilities measured at fair value
Liabilities from derivatives	—	3,967	—	—	5,193	—
Liabilities for which fair values are disclosed
Term loan	—	664,439	—	—	684,234	—
Local bank loans	—	—	—	—	12,512	—
The receivables from derivatives of USD 6,826k and USD 3,554k as at September 30, 2018 and December 31, 2017, respectively, are presented in other non-current financial assets with an amount of USD 499k and USD 2,647k as at September 30, 2018 and December 31, 2017, respectively, and in other current financial assets with an amount of USD 6,327k and USD 907k as at September 30, 2018 and December 31, 2017, respectively. In 2014 and 2017 the Company acquired interest rate caps (both Euro and USD denominated) to hedge interest rate risks on current term loan financing. Since 2017, the Company has been entering into commodity derivative agreements to hedge the impact of raw material price fluctuations on cost of sales for specific sales.
The liabilities from derivatives of USD 3,967k and USD 5,193k as at September 30, 2018 and December 31, 2017, respectively, are presented in other financial liabilities. Those derivatives are solely used to hedge the on balance sheet payables and receivables and interest rate payments on the term loan as part of our hedging strategy.

On May 8, 2018 Orion signed an amendment to the credit agreement to reprice its EUR- and USD-denominated outstanding term loans. The repricing on the US dollar tranche reflects a 50 basis point reduction on margin from 2.50% to 2.00%, whereas on the euro tranche there is a 25 basis point reduction on margin from 2.50% to 2.25%. This repricing will reduce Orion's annual interest payments by approximately USD 2.4 million. Other provisions of the credit agreement remained unchanged. In conjunction with the amendment of the credit agreement, Orion effectively converted on May 11, 2018 USD 235,000k of its USD-denominated term loan into EUR by way of a cross currency swap as part of a new hedging approach. This swap transaction impacts both principal and interest payments associated with debt service and will result in a further annual interest payments savings of approximately USD 4.7 million over and above the interest savings achieved by the amendment itself. The swap became effective on May 15, 2018 and will expire on July 25, 2024, in line with maturity of the term loan. As a result of the new cross currency swap, Orion terminated the current USD denominated interest rate caps on May 14, 2018, and received the proceeds of the termination of USD 4.0 million on May 16, 2018.
A portion of the USD-denominated term loan was designated as a hedge of the net investment in a foreign operation to reduce the Company's foreign currency exposure. Since January 1, 2015 the Company had designated USD 180 million of the total USD denominated term loan held by a Germany-based subsidiary as the hedging instrument to hedge the change in net assets of a US subsidiary, which is held by a Germany-based subsidiary, to manage foreign currency risk. Due to the new hedging approach and the new cross currency swap described above, hedge accounting for the net investment hedge was discontinued on May 15, 2018. An unrealized loss of USD 2.2 million remains within other comprehensive income until it is recycled through profit and loss upon divestment of the hedged item.
In light of the above measures, the refinancing activities qualified as an extinguishment and an amount of USD 1.7 million of capitalized transaction costs was released through finance expenses in the three months ended June 30, 2018 while new transaction costs of USD 0.7 million were capitalized and will be amortized over time in line with maturity of the term loan.
The USD-denominated term loan decreased during the first nine months ended September 30, 2018 from USD 288,426k at December 31, 2017 to USD 285,810k due to a regular repayment of 0.75% of the initial principal amount. The USD-equivalent of the euro term loan decreased during the first nine months of 2018 from USD 395,808k at December 31, 2017 to USD 378,629k due to a regular repayment of 0.5% of the initial principal amount, and foreign exchange revaluation effects.
On May 11, 2018 the local South Korean entity fully repaid a local term loan facility with KEB Hana Bank in the amount of KRW 13.3 billion (equivalent to USD 12.3 million), using proceeds of South Korean land sale.

8.	Deferred and current taxes
The development of deferred tax assets and liabilities relates to changes in temporary differences and tax loss carry forwards. Income tax receivables decreased from USD 16,377k at December 31, 2017 to USD 14,122k at September 30, 2018 due to tax refunds received from tax authorities. Income tax liabilities increased from USD 15,539k at December 31, 2017 to USD 36,841k at September 30, 2018 due to the expense calculated for the period.
Income taxes in the nine months ended September 30, 2018 amounted to USD 45,891k, compared to USD 27,422k in the nine months ended September 30, 2017, reflecting profit in these periods.
The effective tax rate of 31.2% for the nine months ended September 30, 2018 deviated from the expected group rate of 32.0% primarily due to changes in recognition of valuation allowances on tax losses and deductible temporary differences in Brazil, South Africa and Luxembourg, impacting the rate by 3.44%. Offsetting these unfavorable impacts by 0.4% were benefits from tax exempt income due to ACE deduction in Italy. The remaining difference primarily relates to foreign tax rate differentials decreasing the tax rate by 3.59%.
The effective tax rate of 35.2% for the nine months ended September 30, 2017 deviated from the expected group rate of 32.0% primarily due to non-creditable withholding taxes on tax exempt dividends received from the South Korean subsidiary. The tax effect for the nine months ended September 30, 2017 was 1.8% and the impact of this first quarter event had a reduced effect on the annual effective tax rate over the remainder of the year. Other non-deductible business expenses and non-deductible interest expenses due to local trade tax adjustments for the Group's German entities also impacted the rate by 6.1%. Offsetting these unfavorable impacts by 1.4% were benefits from tax exempt income due to domestic production activities in the United States and ACE deduction in Italy. Changes in recognition of losses and deductible temporary differences in Luxembourg, Germany, Brazil, South Africa, and Sweden resulted in a further 2.6% decrease. The remaining difference primarily relates to foreign tax rate differentials.

9.	Contingent liabilities and other financial obligations
To safeguard the supply of raw materials, contractual purchase commitments under long-term supply agreements for raw materials, especially oil and gas, are in place with the following maturities:

	In USD k
	As at Sep 30,	As at Dec 31,
Maturity	2018	2017
Less than one year	189,770	109,207
1 to 5 years	310,900	236,639

Total	500,670	345,846

EPA Consent Decree

During 2008 and 2009, the U.S. Environmental Protection Agency (“EPA”) contacted all U.S. carbon black producers as part of an industry-wide EPA initiative, requesting extensive and comprehensive information under Section 114 of the U.S. Clean Air Act. EPA used that information to determine, for each facility, that either: (i) the facility has been in compliance with the Clean Air Act; (ii) violations have occurred and enforcement litigation may be undertaken; or (iii) violations have occurred and a settlement of an enforcement case is appropriate. In response to information requests received by the Company’s U.S. facilities, the Company furnished information to the EPA on each of its U.S. facilities. EPA subsequently sent notices under Section 113(a) of the Clean Air Act in 2010 alleging violations of Prevention of Significant Deterioration (“PSD”) and Title V permitting requirements under the Clean Air Act at the Company’s Belpre (Ohio) facility. In October 2012, the Company received a corresponding notice and finding of violation (an “NOV”) alleging the failure to obtain PSD and Title V permits reflecting Best Available Control Technology (“BACT”) at several units of the Company’s Ivanhoe (Louisiana) facility, and in January 2013 the Company also received an NOV issued by the EPA for its facility in Borger (Texas) alleging the failure to obtain PSD and Title V permits reflecting BACT during the years 1996 to 2008. A comparable NOV the Company’s U.S. facility in Orange (Texas) was issued by the EPA in February 2013; and EPA issued an additional NOV in March 2016 alleging more recent non-PSD air emissions violations primarily at the dryers and the incinerator of the Orange facility.

In 2013, Orion began discussions with the EPA and the U.S. Department of Justice (“DOJ”) about a potential settlement to resolve the NOVs received, which ultimately led to a consent decree executed between Orion Engineered Carbons LLC (for purpose of this Note 9, “Orion”) and the United States (on behalf of EPA), as well as the Louisiana Department of Environmental Quality. The consent decree (the “EPA CD”) was lodged in the U.S. District Court for the Western District of Louisiana and became effective on June 7, 2018. The consent decree resolves and settles the EPA’s claims of noncompliance set forth in the NOVs and in a respective complaint filed in court against Orion by the United States immediately prior to the lodging of the consent decree.

All five U.S. carbon black producers have settled with the U.S. government. Orion was one of the two last carbon black companies to sign a consent decree.

Under Orion’s EPA CD, Orion will install certain pollution control technology in order to further reduce SO2, NOx and particulate matter (PM) emissions at its four U.S. manufacturing facilities in Ivanhoe (Louisiana), Belpre (Ohio), Borger (Texas), and Orange (Texas). Orion estimates that the capital expenditures for these installations, to be incurred over approximately six years, at US dollar amounts of 110 to140 million. We caution, however, that the actual capital expenditures we might need to incur in order to fulfill the requirements of the EPA CD remain uncertain. The EPA CD allows some flexibility for Orion to choose among different technology solutions for reducing emissions and the locations where these solutions are implemented. The solutions Orion ultimately chooses to implement may differ in scope and operation from those it currently anticipates (including those discussed in the next paragraph) and factors, such as timing, locations, target levels, changing cost estimates and local regulations, could cause capital expenditures to exceed current estimates by a significant amount or affect Orion’s ability to meet the agreed target emission levels as anticipated or at all. Orion also agreed to and paid a civil penalty of USD 800,000 and agreed to perform environmental mitigation projects totaling USD 550,000. The EPA CD also requires the continuous monitoring of emissions reductions that Orion will need to comply with over a number of years. Noncompliance with applicable emissions limits could lead to further penalty payments to EPA.

As part of Orion’s compliance plan under the EPA CD, in April 2018 Orion signed a contract with Haldor Topsoe group to install its SNOXTM emissions control technology to remove SO2, NOx and dust particles from tail gases at Orion’s Ivanhoe, Louisiana Carbon Black production plant. The SNOXTM technology has not been used previously in the carbon black industry.

Orion’s Share Purchase Agreement with Evonik in connection with the Acquisition provides for a partial indemnity from Evonik against various exposures, including, but not limited to, capital investments, fines and costs arising in connection with Clean Air Act violations that occurred prior to July 29, 2011. Except for certain less relevant allegations contained in the second NOV received for the Company’s facility in Orange (Texas) in March 2016, all of the other allegations made by the EPA with regard to all four of the Company’s U.S. facilities – as discussed above – relate to alleged violations before July 29, 2011. The indemnity provides for a recovery from Evonik of a share of the costs (including fines), expenses (including reasonable attorney’s fees, but excluding costs for maintenance and control in the ordinary course of business and any internal cost of monitoring the remedy), liabilities, damages and losses suffered and is subject to various contractual provisions including provisions set forth in the Share Purchase Agreement with Evonik, such as a de minimis clause, a basket, overall caps (which apply to all covered exposures and all covered environmental exposures, in the aggregate), damage mitigation and cooperation requirements, as well as a statute of limitations provision. Due to the cost-sharing and cap provisions in Evonik’s indemnity, the Company expects that substantial costs it has already incurred and will incur in this EPA enforcement initiative and the EPA CD could exceed the scope of the indemnity, perhaps in the tens of millions of US dollars. In addition, Evonik has signaled that it may likely defend itself against claims under the indemnity. While the Company intends to enforce its rights vigorously, there is no assurance that the Company will be able to recover costs or expenditures incurred under the indemnity as it expects or at all.
10.    Related parties
In addition to the subsidiaries included in the consolidated financial statements, there is one joint venture of Orion that is accounted for using the equity method which classifies as a related party. Furthermore, related parties include key management personnel having authority and responsibility for planning, directing and monitoring the activities of the Group directly or indirectly and their close family members.
We have not entered into material related party transactions other than in the normal course of business. Refer to note (5)Share-based payments for details of LTIP.
11.    Events after the balance sheet date
On October 31st, 2018 Orion closed the acquisition of SN2A, the acetylene black production unit of LyondellBasell. This investment in acetylene black technology adds to Orion’s industry leading range of carbon black production technologies and is primarily targeted at conductive black applications for lithium ion batteries. Acetylene Black is an ultra-pure premium specialty carbon black distinguished by its high electrical conductivity and extreme purity.
The Company‘s share buyback program put in place on March 1, 2018 has been active during October 2018, allowing the Company to repurchase its shares on an opportunistic basis, at what management believes were attractive prices.  The Company will report the amount and average price per share of shares repurchased in the fourth quarter of 2018 in its full year 2018 earnings update. In addition, the Board of Directors has approved to double this buyback program to $40 million to take advantage of any additional buyback opportunities in the future. The timing and amount of any repurchases will depend on market conditions, share price, applicable legal requirements and other factors.
Senningerberg (Municipality of Niederanven), November 1, 2018
Orion Engineered Carbons S.A., Luxembourg

Corning Painter	Charles Herlinger
Managing Director	Managing Director

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis summarizes the significant factors affecting our results of operations and financial condition during the nine months ended September 30, 2018 and 2017 and should be read in conjunction with Orion Engineered Carbons S.A.'s annual report for the year ended December 31, 2017 on Form 20-F (the "form 20-F"), which is available on the EDGAR system of the U.S. Securities and Exchange Commission (www.sec.gov) as well as on our webpage (www.orioncarbons.com).
We believe that certain factors disclosed in the form 20-F have had, and will continue to have, a material effect on our results of operations and financial condition. Those factors, as disclosed under Item 5 "Operating and Financial Review and Prospects–Key Factors Affecting Our Results of Operations" in our form 20-F, have not changed materially subsequent to the filing of the form 20-F.
Due to the change in our presentation currency from euros to US dollars effective as of January 1, 2018, the following discussion and analysis are presented in US dollars, the new presentation currency of our Group. Comparative financial information as of or for periods prior to January 1, 2018 was derived from our previously reported audited and unaudited (condensed) consolidated financial information which was prepared in euro, as if those comparative financial information had been reported in US dollars as of the respective dates, or for the respective periods, indicated herein. As noted previously, we also plan to convert our financial statements from IFRS to US GAAP, expected to be effective by the end of 2018.
As many of the factors described in our form 20-F are beyond our control and certain of these factors have historically been volatile, past performance will not necessarily be indicative of future performance and it is difficult to predict future performance with any degree of certainty. In addition, important factors that could cause our actual results of operations or financial conditions to differ materially from those expressed or implied in any forward-looking statements below, include, but are not limited to, factors indicated in our form 20-F under Item 3. "Key Information–D. Risk Factors" and "Note Regarding Forward-Looking Statements."
The information contained in, or that can be accessed through, our website or any other website identified herein, is not part of, and is not incorporated into, this document. All website addresses in this document are intended to be inactive textual references only.

Non-IFRS Financial Measures
We focus on Contribution Margin and Adjusted EBITDA as measures of our operating performance. Contribution Margin and Adjusted EBITDA contained in this Management Discussion and Analysis have not been prepared in accordance with IFRS or the accounting standards of any other jurisdiction. Other companies may use similar non-IFRS financial measures that are calculated differently from the way we calculate these measures. Accordingly, our Contribution Margin and Adjusted EBITDA may not be comparable to similar measures used by other companies and should not be considered in isolation, or construed as substitutes for, revenue, consolidated profit or loss for the period, operating result (EBIT), gross profit and other IFRS measures as indicators of our results of operations in accordance with IFRS.
We calculate Contribution Margin by subtracting variable costs (such as raw materials, packaging, utilities and distribution costs) from our revenue. We believe that Contribution Margin is useful since we see this measure as indicating the portion of revenue that is not consumed by variable costs and therefore contributes to the coverage of all other costs and profits.
We define Adjusted EBITDA as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to Group strategy, share of profit or loss of joint venture and certain other items. Adjusted EBITDA is defined similarly in our credit agreements. Adjusted EBITDA is used by our management to evaluate our operating performance and make decisions regarding allocation of capital because it excludes the effects of certain items that have less bearing on our underlying business performance. Our use of Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) although Adjusted EBITDA excludes the impact of depreciation and amortization, the assets being depreciated and amortized may have to be replaced in the future and thus the cost of replacing assets or acquiring new assets, which will affect our operating results over time, is not reflected; (b) Adjusted EBITDA does not reflect interest or certain other costs that we will continue to incur over time and will adversely affect our profit or loss, which is the ultimate measure of our financial performance and (c) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, Adjusted EBITDA should be considered alongside our other IFRS-based financial performance measures, such as consolidated profit or loss for the period and our other IFRS financial results.
The non-IFRS measures Net Working Capital and Capital Expenditure are discussed below.

US Dollar Reporting

This quarter marks the third time we are reporting our results in US dollars rather than euro. As noted previously, we also plan to convert our financial statements from IFRS to US GAAP, expected to be effective starting with our financial statements for the year ending December 31, 2018 (which results will be prepared pursuant to IFRS with supplemental information to reflect any differences under US GAAP). We believe both the switch to US dollar reporting and the anticipated adoption of US GAAP will benefit investors by allowing more direct comparisons between our results and those of some of our principal competitors. These measures are also among the conditions for inclusion of our stock in certain U.S. equity indices. Some indices have additional requirements for inclusion. We are analyzing the feasibility of meeting such requirements and the associated costs, including those relating to the tax position of Orion and other members of the group. This analysis is ongoing and we can give no assurances regarding its outcome.
Results of Operations and Segment Discussion
Revenue
Revenue increased by $59.1 million, or 17.6%, from $334.9 million ($125.1 million in our Specialty Carbon Black segment and $209.9 million in our Rubber Carbon Black segment) in the third quarter of 2017 to $394.0 million ($134.2 million in our Specialty Carbon Black segment and $259.8 million in our Rubber Carbon Black segment) in the third quarter of 2018, primarily due to the pass through of higher feedstock costs, base price increases and product mix offset somewhat by foreign exchange rate translation effects and lower volumes.
Revenues increased by $203.6 million or 20.6%, from $988.6 million ($363.5 million in our Specialty Carbon Black segment and $625.1 million in our Rubber Carbon Black segment) for the nine months ended September 30, 2017 to $1,192.2 million ($418.5 million in our Specialty Carbon Black segment and $773.7 million in our Rubber Carbon Black segment) for the nine months ended September 30, 2018, primarily due to the pass through of higher feedstock costs, positive foreign exchange rate translation impacts, increases in the base selling prices, product mix and to a lesser extent to increased volumes.
    Total volume decreased by 6.2 kmt overall, or 2.3%, from 272.9 kmt (66.6 kmt in our Specialty Carbon Black segment and 206.3 kmt in our Rubber Carbon Black segment) in the third quarter of 2017 to 266.7 kmt (64.7 kmt in our Specialty Carbon

Black segment and 202.0 kmt in our Rubber Carbon Black segment) in the third quarter of 2018. This 2.3% decrease largely reflected lower Rubber volumes after a successful closure of the smaller manufacturing plant in South Korea.
Total volume increased by 13.9 kmt overall, or 1.7% from 814.6 kmt (198.8 kmt in our Specialty Carbon Black segment and 615.7 kmt in our Rubber Carbon Black segment) for the nine months ended September 30, 2017 to 828.5 kmt (201.6 kmt in our Specialty Carbon Black segment and 626.8 kmt in our Rubber Carbon Black segment) for the nine months ended September 30, 2018. Volumes increased in Europe, North America, South Korea and China.
Cost of Sales and Gross Profit
Cost of sales increased by $44.9 million, or 18.7%, from $239.9 million ($73.0 million in our Specialty Carbon Black segment and $166.9 million in our Rubber Carbon Black segment) in the third quarter of 2017 to $284.8 million ($85.9 million in our Specialty Carbon Black segment and $198.9 million in our Rubber Carbon Black segment) in the third quarter of 2018. This increase in cost of sales was primarily due to the increase of oil prices of our feedstock and unfavorable foreign exchange rate translation effects.
Cost of sales increased by $152.8 million , or 21.7%, from $705.1 million ($215.4 million in our Specialty Carbon Black segment and $489.7 million in our Rubber Carbon Black segment) for the nine months ended September 30, 2017 to $857.9 million ($258.3 million in our Specialty Carbon Black segment and $599.6 million in our Rubber Carbon Black segment) for the nine months ended September 30, 2018. This increase in cost of sales was primarily due to the increase of oil prices of our feedstock, and to a lesser extent unfavorable foreign exchange rate translation effects, product mix and higher volumes.
The net impact of the aforementioned changes in revenues and cost of sales was that gross profit increased by $14.1 million, or 14.8%, to $109.2 million ($48.2 million in our Specialty Carbon Black segment and $60.9 million in our Rubber Carbon Black segment) in the third quarter of 2018 compared to $95.1 million ($52.1 million in our Specialty Carbon Black segment and $43.0 million in our Rubber Carbon Black segment) in the third quarter of 2017.
The net impact of the aforementioned changes in revenues and cost of sales was that gross profit increased by $50.8 million, or 17.9%, to $334.3 million ($160.2 million in our Specialty Carbon Black segment and $174.1 million in our Rubber Carbon Black segment) for the nine months ended September 30, 2018 compared to $283.5 million ($148.1 million in our Specialty Carbon Black segment and $135.4 million in our Rubber Carbon Black segment) for the nine months ended September 30, 2017.
Selling Expenses
Sales and marketing expenses increased by $2.6 million from $33.7 million in the third quarter of 2017 to $36.3 million in the third quarter of 2018. This increase was due to timing of certain costs and in part to general salary increases.
Sales and marketing expenses increased by $12.8 million from $97.1 million in the nine months ended September 30, 2017 to $109.9 million in the nine months ended September 30, 2018. This increase was due to increased freight costs due to higher volumes as well as general salary increases.
Research and Development Costs
Research and development costs increased by $0.2 million from $4.7 million in the third quarter of 2017 to $4.9 million in the third quarter of 2018 and remained essentially flat quarter over quarter.
Research and development costs increased by $1.3 million from $13.3 million in the nine months ended September 30, 2017 to $14.6 million in nine months ended September 30, 2018. This change mainly reflects effects from foreign exchange rate translation and the timing of expenditure for individual development programs.
General Administrative Expenses
General administrative expenses increased by $3.3 million from $18.8 million in the third quarter of 2017 to $22.1 million in the third quarter of 2018, partly relating to compensation costs and timing impact of other items.
General administrative expenses increased by $4.5 million from $57.1 million in the nine months ended September 30, 2017 to $61.6 million in the nine months ended September 30, 2018, partly relating to compensation costs and timing impact of other items and to a lesser extent due to unfavorable foreign exchange rate translation effects.

Other Operating Income and Expenses
Other operating income and expenses, net decreased by $0.5 million from a net expense of $3.6 million in the third quarter of 2017 to a net expense of $3.1 million in the third quarter of 2018.
Other operating income and expenses, net increased by $0.6 million from a net expense of $5.6 million in the nine months ended September 30, 2017 to a net expense of $6.2 million in the nine months ended September 30, 2018.
Restructuring income and expenses
Net restructuring income or expenses in the periods presented are related to further actions undertaken to realign our worldwide Rubber footprint. The net restructuring income for the nine months ended September 30, 2018reflects in particular the proceeds of the Korea land sale. The proceeds exceeded the remaining book value of the land as well as the associated costs of site remediation and required cost to consolidate the two South Korean production sites into one remaining site following the cessation of production at our Seoul plant site at the end of June 2018. Net restructuring expenses for the three and nine month ended June 2017 included expenses in preparation of the land sale and consolidation of the two production sites.
Operating Result (EBIT)
Operating result increased by $8.4 million, or 25.4%, from $33.4 million in third quarter of 2017 to $41.8 million in the third quarter of 2018, following the increase in contribution margin partially offset by slightly higher selling and general administrative expenses.
Operating result increased by $61.0 million or 56.2%, from $108.6 million in the nine months ended September 30, 2017 to $169.6 million in the nine months ended September 30, 2018, reflecting the effects discussed above and includes the net restructuring benefit associated with the land sale in South Korea.
Finance Costs, Net
Finance costs, net (comprise finance income less finance cost) decreased by $4.2 million from a finance cost, net of $9.9 million in the third quarter of 2017 to a finance cost, net of $5.7 million in the third quarter of 2018, primarily due to interest savings following our repricing efforts in late 2017 and May 2018. During the third quarter of 2018 we incurred foreign currency exchange losses of $4.9 million. These foreign exchange losses were offset by $5.7 million of foreign currency exchange gains reflecting both our hedging strategies on the term loan and the fluctuation of the euro against the US dollar. These gains and losses are shown gross due to their different nature and the different Group companies involved in the hedging transactions. The foreign currency exchange gains and losses in the third quarter of 2017 amounted to $12.8 million and $13.9 million, respectively.
Finance costs, net (comprise finance income less finance cost) decreased by $8.1 million from a finance cost, net of $31.2 million in the nine months ended September 30, 2017 to a finance cost, net of $23.1 million in the nine months ended September 30, 2018, primarily due to income from ceased hedging contracts as well as interest savings following our repricing efforts in late 2017 and May 2018. During the nine months ended September 30, 2018 we incurred foreign currency exchange losses of $24.7 million. These foreign exchange losses were offset by $22.9 million of foreign currency exchange gains reflecting both our hedging strategies on the term loan and the fluctuation of the euro against the US dollar. These gains and losses are shown gross due to their different nature and the different Group companies involved in the hedging transactions. The foreign currency exchange gains and losses in the nine months ended September 30, 2017 amounted to $32.1 million and $36.0 million respectively.
Share of Profit or Loss of joint venture
Share of profit or loss of joint venture, which represents the dividend received from our German joint venture, remained stable at $0.2 million in the third quarter of 2018 compared to $0.1 million in the third quarter of 2017.
Share of profit or loss of joint venture, which represents the dividend received from our German joint venture, remained stable at $0.5 million in the nine months ended September 30, 2018 compared to $0.4 million in the nine months ended September 30, 2017.
Financial Result
Financial result, comprising finance income, finance costs and share of profit or loss of joint venture improved by $4.3 million, or 43.6%, from a net expense of $9.8 million in the third quarter of 2017 to a net expense of $5.5 million in the third quarter of 2018, reflecting the factors discussed above.

Financial result, comprising finance income, finance costs and share of profit or loss of joint venture improved by $8.1 million, or 26.4%, from a net expense of $30.8 million in the nine months ended September 30, 2017 to a net expense of $22.7 million in the nine months ended September 30, 2018, reflecting the factors discussed above.
Profit or Loss for the Period Before Income Taxes
Profit before income taxes for the third quarter of 2018 amounted to $36.3 million compared to a profit of $23.6 million in the third quarter of 2017. The profit before income taxes increased by $12.7 million in particular due to the increase in gross profit of $14.1 million offset in part by increases in selling and general administrative expenses.
Profit before income taxes for the nine months ended September 30, 2018 amounted to $147.0 million compared to a profit of $77.8 million in nine months ended September 30, 2017. The profit before income taxes increased by $69.2 million in particular due to the increase in gross profit of $50.8 million and the net restructuring income of $27.6 million offset in part by increases in selling and general administrative expenses.
Income Taxes
Income taxes in the third quarter of 2018 amounted to $12.2 million compared to $8.4 million in the third quarter of 2017, reflecting profit in these periods.
Income taxes in the nine months ended September 30, 2018 amounted to $45.9 million compared to $27.4 million in the nine months ended September 30, 2017 reflecting profit in these periods. For discussion of the effects on our effective tax rate of 31.2% for the nine months ended September 30, 2018 compared to the expected group rate of 32%. Refer to Note 8. (Deferred and current taxes) above.
Profit or Loss for the Period
Profit for the period for the third quarter of 2018 amounted to $24.2 million, a $9.1 million increase from the $15.1 million profit in the third quarter of 2017, reflecting the effects of the items discussed above.
Profit for the period for the nine months ended September 30, 2018 amounted to $101.1 million, a $50.7 million increase from the $50.4 million profit in the nine months ended September 30, 2017, reflecting the effects of the items discussed above.
Contribution Margin (Non-IFRS Financial Measure)
Contribution margin increased by $11.1 million, or 8.4%, from $131.9 million in the third quarter of 2017 to $143.0 million in the third quarter of 2018, primarily driven by improved mix and base prices benefits from feedstock costs and increased cogeneration income offset to some extent by decreased volume, negative feedstock differentials and foreign exchange translation impacts.
Contribution margin increased by $56.6 million, or 14.5%, from $391.6 million in the nine months ended September 30, 2017 to $448.2 million in the nine months ended September 30, 2018, primarily driven by positive foreign exchange rate translation impacts, base price increases, favorable impacts of oil price changes and increased cogeneration income.
Adjusted EBITDA (Non-IFRS Financial Measure)
Adjusted EBITDA increased by $8.5 million, or 13.2%, to $72.6 million in the third quarter of 2018 compared to $64.1 million in the third quarter of 2017, in line with the increase in the operating result.
Adjusted EBITDA increased by $38.7 million, or 20.2%, to $229.7 million in the nine months ended September 30, 2018 compared to $191.0 million in the nine months ended September 30, 2017, which is in particular due to the development of gross profit.
Specialty Carbon Black
Revenue of the Specialty Carbon Black segment increased by $9.1 million, or 7.3%, from $125.1 million in the third quarter of 2017 to $134.2 million in the third quarter of 2018, primarily associated with pass through of higher feedstock cost to customers with index-pricing agreement and base price increases partially offset by lower volumes, product mix and foreign exchange rate translation effects.
Volume of the Specialty Carbon Black segment decreased by 1.8 kmt, or 2.7%, from 66.6 kmt in the third quarter of 2017 to 64.7 kmt in the third quarter of 2018, reflecting in part a decrease in sales to China.

Gross profit of the Specialty Carbon Black segment decreased by $3.9 million, or 7.4%, from $52.1 million in the third quarter of 2017 to $48.2 million in the third quarter of 2018, reflecting volume and mix development and the effects of higher oil costs seen primarily at the end of the second quarter moving through the P&L prior to the implementation of offsetting price increases, partially offset by positive effects from energy sales.
Adjusted EBITDA of the Specialty Carbon Black segment decreased by $5.6 million, or 14.1%, from $40.3 million in the third quarter of 2017 to $34.7 million in the third quarter of 2018, primarily reflecting the development of Gross Profit, and an increase in selling and general administrative expenses, in part associated with the timing of certain expenditures. Adjusted EBITDA margin in the third quarter of 2018 was 25.8% as compared to 32.2% in the third quarter of 2017.
Revenue of the Specialty Carbon Black segment increased by $55.0 million, or 15.1%, from $363.5 million in the nine months ended September 30, 2017 to $418.5 million in the nine months ended September 30, 2018, primarily associated with base price increases, foreign exchange rate translation effects, pass through of higher feedstock cost to customers with index-pricing agreement and higher volumes, partially offset by product mix changes.
Volume of the Specialty Carbon Black segment increased by 2.8 kmt, or 1.4%, from 198.8 kmt in the nine months ended September 30, 2017 to 201.6 kmt in the nine months ended September 30, 2018, reflecting growth in all regions except for Europe.
Gross profit of the Specialty Carbon Black segment increased by $12.1 million, or 8.2%, from $148.1 million in the nine months ended September 30, 2017 to $160.2 million in nine months ended September 30, 2018, primarily reflecting positive foreign exchange rate translation impacts, positive utilization impacts and increase in sales volumes. As a result Gross Profit per metric ton increased significantly by 6.7% to $795 in the nine months ended September 30, 2018 from $745 in the nine months ended September 30, 2017.
Adjusted EBITDA of the Specialty Carbon Black segment increased by $7.2 million, or 6.4%, from $113.0 million in the nine months ended September 30, 2017 to $120.2 million in the nine months ended September 30, 2018 primarily reflecting the development of gross profit offset by increases in selling and general administrative expenses.
Rubber Carbon Black
Revenue of the Rubber Carbon Black segment increased by $49.9 million, or 23.8%, from $209.9 million in the third quarter of 2017 to $259.8 million in the third quarter of 2018, primarily due to the pass through of higher cost of feedstock to customers with index-pricing agreements, improved product mix and base price increases partly offset by negative foreign exchange rate translation and lower volumes.
Although volume for the Rubber Carbon Black segment decreased by 4.3 kmt, or 2.1% from 206.3 kmt in the third quarter of 2017 to 202.0 kmt in the third quarter of 2018 demand for rubber carbon black products remained strong with volumes increasing 2.7% excluding the impact of the plant consolidation in South Korea targeted at improving operational efficiency and eliminating less profitable rubber grades.
Gross profit of the Rubber Carbon Black segment increased by $17.9 million, or 41.8%, from $43.0 million in the third quarter of 2017 to $60.9 million in the third quarter of 2018, primarily due to mix and base price increases, benefits from feedstock costs and increased cogeneration income. These effects were partially offset by negative foreign exchange translation effects, higher feedstock differentials and the rationalized volume in South Korea.
Adjusted EBITDA of the Rubber Carbon Black segment increased by $14.2 million, or 59.6%, from $23.7 million in the third quarter of 2017 to $37.9 million in the third quarter of 2018, reflecting the development of Gross Profit, partially offset by some increases in selling and general administrative expenses. Our Adjusted EBITDA margin rose to 14.6% in the third quarter of 2018 compared to 11.3% in the third quarter of 2017.
Revenue of the Rubber Carbon Black segment increased by $148.6 million, or 23.8%, from $625.1 million in the nine months ended September 30, 2017 to $773.7 million in the nine months ended September 30, 2018, primarily due to the pass through of higher cost of feedstock to customers with index-pricing agreements, positive impacts from our product mix, positive foreign exchange rate translation effects, base price improvements and increased sales volumes.
Volume for the Rubber Carbon Black segment increased by 11.1 kmt, or 1.8% from 615.7 kmt in the nine months ended September 30, 2017 to 626.8 kmt in the nine months ended September 30, 2018. This increase in volume was primarily associated with strong demand in Europe and to a lesser extent to North America, South Africa and China partially offset by reduced volumes in South Korea following the consolidation of our two plants by end of June 2018.

Gross profit of the Rubber Carbon Black segment increased by $38.7 million, or 28.6%, from $135.4 million in the nine months ended September 30, 2017 to $174.1 million nine months ended September 30, 2018. This Gross Profit increase was primarily due to increased contract base prices, the pass through of higher cost of feedstock to customer with index-pricing agreements, product mix, higher sales volumes and energy sales, which were partially offset by higher fixed costs.
Adjusted EBITDA of the Rubber Carbon Black segment increased by $31.4 million, or 40.2%, from $78.1 million in the nine months ended September 30, 2017 to $109.5 million in the nine months ended September 30, 2018, reflecting the development of Gross Profit, partially offset by some increases in selling and general administrative expenses.
Liquidity and Capital Resources

	in USD million		in USD million
	Three Months Ended Sep 30,		Nine Months Ended Sep 30,
	2018	2017	2018	2017
Cash flows from operating activities	30.3	42.2	76.9	109.3
Cash flows used in investing activities	(22.4)	(19.9)	(17.6)	(56.3)
Cash flows used in financing activities	(25.3)	(12.6)	(73.0)	(68.4)

Change in cash	(17.4)	9.7	(13.7)	(15.4)

Cash and cash equivalents at the end of the period	55.2	65.8	55.2	65.8
Third Quarter of 2018 Cash Flows
Cash inflows from operating activities in the third quarter of 2018 amounted to $30.3 million, and include cash uses of working capital of $37.7 million associated with the increases in feedstock prices, the timing of collection of trade receivables specifically at quarter end, and cash outflows associated with feedstock related payables and compare to a working capital use of $11.9 million in third quarter of 2017. Cash inflows from operating activities consist of a consolidated profit for the third quarter of $24.2 million, adjusted for depreciation and amortization of $22.8 million and the exclusion of finance costs, net of $5.7 million affecting net income. Net working capital totaled $324.6 million as of September 30, 2018, compared to $288.7 million as of June 30, 2018.
Cash outflows from investing activities in the third quarter of 2018 amounted to $22.4 million, and comprised expenditures for improvements primarily in the manufacturing network throughout the production system including further investments to conclude the consolidation of our South Korean plant network.
Cash outflows for financing activities in the third quarter of 2018 amounted to $25.3 million and comprised primarily a dividend payment of $11.9 million, our regular interest payments for our term loan facilities of $5.4 million and regular debt repayment of $2.1 million and local short term bank facility repayments.
Third Quarter of 2017 Cash Flows
Cash inflows from operating activities in the third quarter of 2017 amounted to $42.2 million, and include cash uses of working capital of $11.9 million and consist of a consolidated profit for the period of $15.1 million, adjusted for depreciation and amortization of $23.9 million and the exclusion of finance costs, net of $9.9 million affecting net income.
Cash outflows from investing activities in the third quarter of 2017 amounted to $19.9 million composed of expenditures for improvements primarily in the manufacturing network throughout the production system including the commencement of investing activities to restructure the South Korean plant network.
Cash outflows for financing activities in the third quarter of 2017 amounted to $12.6 million, comprised primarily a dividend payment of $11.9 million, our regular interest payment for our term loan facilities of $7.6 million and regular debt repayment of $2.1 million.

Nine months of 2018 Cash Flows
Cash inflows from operating activities in the nine months ended September 30, 2018 amounted to $76.9 million, and include cash uses of working capital of $99.9 million compared to a working capital use of $36.6 million in the nine months ended September 30, 2017 and consist of a consolidated profit for the period of $101.1 million, adjusted for depreciation and amortization of $71.8 million and the exclusion of finance cost of $23.1 million. Net working capital totaled $324.6 million as of September 30, 2018, compared to $224.0 million as of December 31, 2017.
Cash outflows from investing activities in the nine months ended September 30, 2018 amounted to 17.6 million, and comprised the proceeds from our land sale in South Korea less expenditures for improvements primarily in the manufacturing network throughout the production system including further investments to conclude the consolidation of our South Korean plant network, which was accomplished by end of this period.
Cash outflows for financing activities in the nine months ended September 30, 2018 amounted to $73.0 million, comprised primarily a dividend payment of $35.8 million, our regular interest payments for our term loan facilities of $16.5 million, a $12.3 million repayment of local bank facilities in South Korea and $6.3 million regular repayment of term loan facilities.
Nine months of 2017 Cash Flows
Cash inflows from operating activities in the nine months ended September 30, 2017 amounted to $109.3 million, consisting of a consolidated profit for the period of $50.4 million, adjusted for depreciation and amortization of $70.2 million and the exclusion of finance cost of $31.2 million, and a cash decrease in working capital of $36.6 million.
Cash outflows from investing activities in the nine months ended September 30, 2017 amounted to $56.3 million, composed of expenditures for improvements primarily in the manufacturing network throughout the production system including the commencement of investing activities to restructure the South Korean plant network.
Cash outflows for financing activities in the nine months ended September 30, 2017 amounted to $68.4 million, comprised primarily of dividend payments of $33.9 million, our regular interest payments for our term loan facilities of $25.3 million and a $26.8 million voluntary debt repayment.
Net Working Capital (Non-IFRS Financial Measure)
We define Net Working Capital as the total of inventories and current trade receivables, less trade payables. Net Working Capital is a non-IFRS financial measure, and other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Net Working Capital. The following tables set forth the principal components of our Net Working Capital as of the dates indicated.

	Sep 30, 2018	Jun 30, 2018	Dec 31, 2017
	In USD million	In USD million	In USD million
Inventories	203.4	175.2	159.3
Trade receivables	289.1	277.6	234.3
Trade payables	(167.9)	(164.2)	(169.6)

Net Working Capital	324.6	288.7	224.0
Our Net Working Capital position can vary significantly from month to month, mainly due to fluctuations in oil prices and receipts of carbon black oil shipments. In general, increases in the cost of raw materials lead to an increase in our Net Working Capital requirements, as our inventories and trade receivables increase as a result of higher carbon black feedstock costs and related sales levels. These increases are partially offset by related increases in trade payables. Due to the quantity of carbon black oil that we typically keep in stock, such increases in Net Working Capital occur gradually over a period of about three months. Conversely, decreases in the cost of raw materials lead to a decrease in our Net Working Capital requirements over the same period of time. Based on 2017 Net Working Capital requirements, we estimate that a $10 per barrel movement in the Brent crude oil price correlates to a movement in our Net Working Capital of approximately $23-26 million within about a three month period. In times of relatively stable oil prices, the effects on our Net Working Capital levels are less significant than Net Working Capital swings in an environment of high price volatility. As of September 30, 2018, Net Working Capital increased to $324.6 million compared to $288.7 million as of June 30, 2018.

Adjusted EBITDA is reconciled to profit or loss as follows:

Reconciliation of profit or loss	In USD k		In USD k
	For the Three Months Ended Sep 30,		For the Nine Months Ended Sep 30,
	2018	2017	2018	2017
Profit or loss for the period	24,151	15,140	101,070	50,383
Income taxes	12,169	8,436	45,891	27,422
Finance costs	18,956	22,190	48,858	64,330
Share of profit of joint ventures	(160)	(142)	(453)	(404)
Other finance income	(13,273)	(12,263)	(25,733)	(33,131)
Earnings before taxes and finance income/costs (operating result (EBIT))	41,843	33,361	169,633	108,600
Add back depreciation, amortization and impairment of intangible assets and property, plant and equipment	22,804	23,924	71,833	70,201
EBITDA	64,647	57,285	241,466	178,801
Share of profit of joint venture	160	142	453	404
Restructuring (income)/expenses, net (1)	905	952	(27,580)	1,674
Consulting fees related to Group strategy (2)	2,016	1,100	3,051	2,149
Long Term Incentive Plan	3,552	3,110	9,505	6,319
Other adjustments (3)	1,277	1,497	2,802	1,696
Adjusted EBITDA	72,557	64,086	229,697	191,043

(1) Restructuring income or expenses are related to further actions undertaken to realign our worldwide Rubber footprint and reflects in particular the proceeds of the land sale in South Korea exceeding the associated cessation costs in the nine months ended September 30, 2018.
(2) Consulting fees related to external consulting for establishing and executing Group strategies relating to Rubber footprint realignment, conversion to US dollar and US GAAP, as well as costs relating to our assessment of feasibility for inclusion in certain US indices.
(3) Other adjustments in the three months ended September 30, 2018 related in particular to EPA related costs of USD 0.6 million. Other adjustments in the nine months ended September 30, 2018 related in particular to license fees required for certain innovative technologies to meet the EPA requirements of USD 1.1 million and other EPA related costs of USD 1.1 million. Other adjustments in the three months ended September 30, 2017 include costs related to hurricane Harvey flooding in our Kingwood, Texas office and Orange, Texas plant of USD0.8 million and costs in association with our EPA enforcement action of USD 0.5 million. Other adjustments in the nine months ended September 30, 2017 include costs of USD 1.8 million in connection with our EPA enforcement action and hurricane Harvey flooding in our Kingwood, Texas office and Orange, Texas plant of USD 0.9 million, partially offset by a reimbursement following a successful objection against reassessed real estate transfer taxes in Germany of USD 1.5 million.